FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No               X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No               X

YPF Sociedád Anonima

ITEM

1	Translation of Condensed Interim Consolidated Financial Statements as of June 30, 2015 and Comparative Information.

SOCIEDAD ANONIMA Condensed Interim Consolidated Financial Statements as of June 30, 2015 and Comparative Information

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

8)	Shareholders’ equity	21

9)	Earnings per share	21

10)	Provisions for pending lawsuits, claims and environmental liabilities	22

11)	Contingent liabilities, contingent assets, contractual commitments, main regulations and other

	a) Contingent liabilities	23

	b) Contingent assets	23

	c) Contractual commitments, main regulations and other	24

12)	Balances and transactions with related parties	26

13)	Employee benefit plans and similar obligations	28

14)	Information required by regulatory authorities	28

15)	Investments in companies	30

16)	Assets and liabilities in currencies other than the Argentine peso	32

17)	Subsequent events	33

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 39

BEGINNING ON JANUARY 1, 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of June 30, 2015

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1) Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.

MIGUEL MATIAS GALUCCIO President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of financial position as of June 30, 2015 and

December 31, 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

	Notes	June 30, 2015	December 31, 2014
ASSETS
Noncurrent Assets
Intangible assets	6.a	4,795	4,393
Fixed assets	6.b	180,138	156,930
Investments in companies	6.c	3,300	3,177
Deferred income tax assets, net	6.i	238	244
Other receivables	6.e	1,847	1,691
Trade receivables	6.f	4	19

Total noncurrent assets		190,322	166,454

Current Assets
Inventories	6.d	12,972	13,001
Other receivables	6.e	9,398	7,170
Trade receivables	6.f	14,284	12,171
Cash and cash equivalents	6.g	14,238	9,758

Total current assets		50,892	42,100

TOTAL ASSETS		241,214	208,554

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,408	10,400
Reserves, other comprehensive income and retained earnings		71,174	62,230

Shareholders’ equity attributable to the shareholders of the parent company		81,582	72,630

Non-controlling interest		184	151

TOTAL SHAREHOLDERS’ EQUITY		81,766	72,781

LIABILITIES
Noncurrent Liabilities
Provisions	6.h	28,563	26,564
Deferred income tax liabilities, net	6.i	21,652	18,948
Taxes payable		224	299
Loans	6.j	54,797	36,030
Accounts payable	6.k	457	566

Total noncurrent liabilities		105,693	82,407

Current Liabilities
Provisions	6.h	2,384	2,399
Income tax liability		1,935	3,972
Taxes payable		3,135	1,411
Salaries and social security		1,630	1,903
Loans	6.j	14,144	13,275
Accounts payable	6.k	30,024	30,406
Dividends payable		503	-

Total current liabilities		53,755	53,366

TOTAL LIABILITIES		159,448	135,773

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		241,214	208,554

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATÍAS GALUCCIO President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of comprehensive income for the six-month and three-month periods ended June 30, 2015 and 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

		For the six-month period ended June 30,		For the three-month period ended June 30,
	Notes	2015	2014	2015	2014
Revenues	6.l	74,259	65,994	39,557	35,330
Cost of sales	6.m	(56,086)	(48,443)	(30,010)	(25,427)

Gross profit		18,173	17,551	9,547	9,903

Selling expenses	6.n	(5,478)	(4,521)	(2,886)	(2,317)
Administrative expenses	6.n	(2,556)	(1,997)	(1,358)	(1,180)
Exploration expenses	6.n	(578)	(924)	(387)	(727)
Other operating results, net	6.o	486	225	662	271

Operating income		10,047	10,334	5,578	5,950

Income on investments in companies	7	16	23	54	26

Financial results, net:
Gains (losses) on assets
Interests		724	598	416	318
Exchange differences		(617)	(1,620)	(345)	(216)
(Losses) Gains on liabilities
Interests		(4,648)	(3,511)	(2,646)	(1,943)
Exchange differences		3,233	8,034	1,652	759

Net income before income tax		8,755	13,858	4,709	4,894

Income tax	6.i	(4,348)	(9,528)	(2,411)	(3,351)

Net income for the period		4,407	4,330	2,298	1,543

Net income for the period attributable to:
- Shareholders of the parent company		4,424	4,407	2,297	1,526
- Non-controlling interest		(17)	(77)	1	17

Earnings per share attributable to shareholders of the parent company basic and diluted	9	11.28	11.23	5.86	3.89

Other comprehensive income
Translation differences from investments in companies(2)		(165)	(435)	(82)	(32)
Translation differences from YPF S.A.(3)		5,188	13,079	2,674	1,437

Total other comprehensive income for the period(1)		5,023	12,644	2,592	1,405

Total comprehensive income for the period		9,430	16,974	4,890	2,948

(1)	Entirely assigned to the parent company’s shareholders.
(2)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(3)	Will not be reversed to net income.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATÍAS GALUCCIO President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of changes in shareholders’ equity for the six-month periods ended June 30, 2015 and 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the year	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans	-	-	-	-	53	-	-	-	53
Repurchase of treasury shares	(2)	(2)	2	2	-	(45)	-	-	(45)
Contributions of non-controlling interest	-	-	-	-	-	-	-	-	-
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015 (Note 8)	-	-	-	-	-	-	-	-	-
As decided by the Board of Directors of June 8, 2015 (Note 8)	-	-	-	-	-	-	-	-	-
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-

Balances at the end of the period	3,920	6,081	13	20	104	(355)	(15)	640	10,408

	2015
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the year	2,007	5	12,854	320	3,648	34,363	9,033	72,630	151	72,781
Accrual of share-based benefit plans	-	-	-	-	-	-	-	53	-	53
Repurchase of treasury shares	-	-	-	-	-	-	-	(45)	-	(45)
Contributions of non-controlling interest									50	50
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015(Note 8)	-	503	8,410	120	-	-	(9,033)	-	-	-
As decided by the Board of Directors of June 8, 2015 (Note 8)	-	(503)	-	-	-	-	-	(503)	-	(503)
Other comprehensive income for the period	-	-	-	-	-	5,023	-	5,023	-	5,023
Net income	-	-	-	-	-	-	4,424	4,424	(17)	4,407

Balances at the end of the period	2,007	5	21,264	440	3,648	39,386(1)	4,424	81,582	184	81,766

(1)

Includes 40,952 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,566) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATIAS GALUCCIO President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of changes in shareholders’ equity for the six-month periods ended June 30, 2015 and 2014 (Cont.)

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

	2014
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the year	3,924	6,087	9	14	40	(110)	(4)	640	10,600
Accrual of share-based benefit plans	-	-	-	-	28	-	-	-	28
Repurchase of treasury shares	(2)	(3)	2	3	-	(53)	-	-	(53)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	-	-	-	-	-	-	-	-	-
As decided by the Board of Directors of June 11, 2014	-	-	-	-	-	-	-	-	-
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-

Balances at the end of the period	3,922	6,084	11	17	68	(163)	(4)	640	10,575

	2014
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the year	2,007	4	8,394	120	3,648	18,112	5,131	48,016	224	48,240
Accrual of share-based benefit plans	-	-	-	-	-	-	-	28	-	28
Repurchase of treasury shares	-	-	-	-	-	-	-	(53)	-	(53)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	-	465	4,460	200	-	-	(5,125)	-	-	-
As decided by the Board of Directors of June 11, 2014	-	(464)	-	-	-	-	-	(464)	-	(464)
Other comprehensive income for the period	-	-	-	-	-	12,644	-	12,644	-	12,644
Net income	-	-	-	-	-	-	4,407	4,407	(77)	4,330

Balances at the end of the period	2,007	5	12,854	320	3,648	30,756(1)	4,413	64,578	147	64,725

(1)

Includes 31,915 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,159) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1 to the Annual Consolidated Financial Statements.

MIGUEL MATÍAS GALUCCIO President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of cash flow for the six-month periods ended

June 30, 2015 and 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

	For the six-month periods ended June 30,
	2015	2014
Operating activities:
Net income	4,407	4,330
Adjustments to reconcile net income to cash flows provided by operating activities:
Result on investments in companies	(16)	(23)
Depreciation of fixed assets	12,066	8,317
Amortization of intangible assets	160	173
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	1,439	1,803
Charge on income tax	4,348	9,528
Net increase in provisions	1,565	1,543
Exchange differences, interest and other(1)	1,602	(1,550)
Share-based benefit plan	53	28
Accrued insurance	(523)	(1,127)
Changes in assets and liabilities:
Trade receivables	(1,503)	(3,443)
Other receivables	(3,095)	(738)
Inventories	765	157
Accounts payable	2,011	340
Taxes payables	1,649	924
Salaries and social security	(273)	12
Decrease in provisions due to payment/use	(900)	(1,154)
Dividends received	179	215
Proceeds from collection of lost profit insurance	1,673	591
Income tax payments	(3,674)	(1,781)

Net cash flows provided by operating activities	21,933	18,145

Investing activities:(2)
Acquisition of fixed assets and intangible assets	(30,867)	(22,152)
Contributions and acquisitions of interests in companies	(163)	(85)
Acquisition of subsidiaries net of acquired cash and cash equivalents	-	(6,103)
Acquisition of participation in joint operations	-	(512)
Advances received from sale of intangible assets	-	1,711
Proceeds from collection of damaged property’s insurance	-	1,818

Net cash flows used in investing activities	(31,030)	(25,323)

Financing activities:(2)
Payments of loans	(11,972)	(5,982)
Payments of interest	(3,145)	(2,246)
Proceeds from loans	28,227	15,201
Repurchase of treasury shares	(45)	(53)

Net cash flows provided by financing activities	13,065	6,920

Translation differences generated by cash and cash equivalents	512	993

Net increase in cash and cash equivalents	4,480	735

Cash and cash equivalents at the beginning of year	9,758	10,713
Cash and cash equivalents at the end of period	14,238	11,448

Net increase in cash and cash equivalents	4,480	735

COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD
- Cash	9,382	6,202
- Cash equivalents	4,856	5,246

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	14,238	11,448

(1)	Does not include translation differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)

The main investing and financing transactions that have not affected cash and cash equivalents correspond to unpaid acquisitions of fixed assets and concession extension easements not paid for 4,607 and 4,126 for the six-month periods ended June 30, 2015 and 2014, respectively; additions for abandonment costs for 465 for the six-month period ended June 30, 2014; dividends payable for 503 and 464 as of June 30, 2015 and 2014, respectively; and contributions of non-controlling interests for 50 as of June 30, 2015.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATIAS GALUCCIO President

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Notes to the condensed interim consolidated financial statements as of June 30, 2015 and comparative information

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

1.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.a) Basis of preparation

The condensed interim consolidated financial statements of YPF S.A. (hereinafter “YPF” or the “Company”) and its controlled companies (hereinafter and all together, the “Group”) for the six-month period ended June 30, 2015, are presented in accordance with International Accounting Standards (“IAS”) No. 34 “Interim Financial Reporting”. The adoption of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”). Also, some additional information required by the Law 19,550 of Argentine Corporations and /or regulations of the CNV, was included. Such information was included in the Notes to the mentioned condensed interim consolidated financial statements only to comply with regulatory requirements.

These Condensed Interim Consolidated Financial Statements should be read in conjunction with the Annual Consolidated Financial Statements of the Group as of December 31, 2014 (“the Annual Consolidated Financial Statements”) prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 5, 2015.

These Condensed Interim Consolidated Financial Statements corresponding to the six month period ended on June 30, 2015 are unaudited. Management believes they include all necessary adjustments to fairly present the results of each period on a consistent basis with the annual consolidated financial statements. Results for the six month period ended on June 30, 2015 do not necessarily reflect the proportion of the Group’s full-year results.

1.b) Significant Accounting Policies

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the Annual Consolidated Financial Statements of the Group as of December 31, 2014, except for the valuation policy for Income Tax detailed in Note 6.i). The most significant accounting policies are described in Note 1 to such annual consolidated financial statements. Furthermore, revenue recognition treatment given by the Group for incentive scheme is described below.

Revenue recognition for incentive scheme

The incentives for additional natural gas injection (see Note 11.c to the annual consolidated financial statements) and the crude oil production (see Note 11.c), issued by the Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas (“Strategic Planning and Coordination Commission of the National Hydrocarbon Investment Plan”) by Resolutions No. 1/2013 and No. 14/2015, respectively, fall within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” because they consist of an economic compensation for companies committed to increasing their productions.

Moreover, the temporary economic assistance received by Metrogas S.A. ordered by the Argentine Energy Secretariat in Resolution No. 263/2015 (see Note 11.c) is also contemplated under this standard, because it is intended to cover costs and investments related to the normal operation of the provision of the natural gas distribution public service by preserving the chain of payments to natural gas producers until completion of the Tariff Review.

Such revenues are recognized at fair value when there is reasonable assurance that the incentives will be received and the conditions related to them are met.

Production incentives have been included in “Revenues” in the condensed interim consolidated statement of comprehensive income, while the temporary economic assistance has been included under the category “Other operating results, net”.

New issued standards

The standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV which have been applied by the Group as from the year beginning on January 1, 2015, are the following:

-

Annual improvements to IFRS (2010-2012 cycle) modify several standards, including amendments to IAS 16 (Property, Plant and Equipment), IAS 24 (Related Party Disclosures), IAS 38 (Intangible Assets), IFRS 2 (Shared-based Payment), IFRS 3 (Business Combinations), IFRS 8 (Operating Segments) and IFRS 13 (Fair Value Measurement).

-

Annual improvements to IFRS (2011-2013 cycle) modify several standards, including amendments to IAS 40 (Investment Property), IFRS 1 (First-time Adoption of International Financial Reporting Standards), IFRS 3 (Business Combinations) and IFRS 13 (Fair Value Measurement).

The aforementioned adoption of standards, interpretations and related amendments did not have significant impact on these condensed interim consolidated financial statements of the Group.

Functional and reporting currency

As it was mentioned in Note 1.b.1 to the Annual Consolidated Financial Statements YPF has defined the U.S. dollar as its functional currency. In addition, according to General Resolution No. 562 of the CNV, YPF shall submit its financial statements in Argentine Pesos.

1.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these Condensed Interim Consolidated Financial Statements, significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group in the preparation of the Annual Consolidated Financial Statements for the year ended December 31, 2014, which are disclosed in Note 1.c) related to accounting estimates and judgements to those financial statements.

1.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2014 and to the six-month and three-month period ended on June 30, 2014, are an integral part of the condensed interim consolidated financial statements previously mentioned and are intended to be read only in relation to these statements. Certain reclassifications have been made in order to present amounts comparatively with the current period.

2. SEASONALITY OF OPERATIONS

Historically, the Group results have been subject to seasonal fluctuations during the year, particularly as a result of the increase of natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has been diversified, generating an increase of its demand throughout the entire year. However, sales of natural gas are still typically higher in the winter to the residential sector of the Argentine domestic market, which prices are lower than other sectors of the Argentine market. Notwithstanding the foregoing, on February 14, 2013, Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection, in order to receive an increased price of U.S.$7.50/mmBtu for all additional natural gas injected.

These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. During 2014, the natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007. In view of the foregoing, seasonality of the Group operations is not significant.

3. ACQUISITIONS AND DISPOSALS

On May 7, 2015 the transfer by Repsol Butano S.A. to YPF of shares representing the 33.997% of the capital of YPF Gas S.A. was effective as well as the transfer from Repsol Trading S.A. to YPF of the 17.79% of the capital of Oleoducto Trasandino Chile. The transaction was for a total amount of 161. Considering the recent occurence of such transaction, both the estimation of the fair values of the main identified assets and liabilities of the acquired companies and the initial investment accounting are provisional and subject to the completion of the analysis of the accounting, tax and contractual information of the acquired companies.

4. FINANCIAL RISK MANAGEMENT AND FAIR VALUE MEASUREMENTS

4.a. Financial Risk

The Group’s activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read in conjunction with the Group’s Annual Consolidated Financial Statements for the year ended December 31, 2014.

There have been no changes in the risk management or risk management policies applied by the Group since the end of last year.

4.b. Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds, which results for the six-month periods ended on June 30, 2015 and 2014, are disclosed under “Interest income” in the condensed interim consolidated statements of comprehensive income.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

The Company’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation hierarchies are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Between December 31, 2014 and June 30, 2015, there have been no significant changes in business or economic circumstances affecting the fair value of the Group’s financial assets and liabilities (either measured at fair value or amortized cost).

In addition, no transfer has occurred among the different hierarchies used to determine the fair value of the Group’s financial instruments.

4.c. Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remainder of loans, at the end of the period or year, as applicable, amounted to 73,047 and 53,108 as of June 30, 2015 and December 31, 2014, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

-	Other receivables
-	Trade receivables
-	Cash and equivalents
-	Accounts payable
-	Provisions
-	Dividends payable

5. SEGMENT INFORMATION

There has been no change in the Group’s structure, its business segments or its financial reporting information criteria with respect to the Annual Consolidated Financial Statements.

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments(1)	Total
For the six month period ended June 30, 2015
Revenues from sales	7,404	66,255	600	-	74,259
Revenues from intersegment sales	30,728	898	2,697	(34,323)	-

Revenues	38,132	67,153	3,297	(34,323)	74,259

Operating income (loss)	4,794	5,359	(1,061)	955	10,047
Gains (loss) on investments in companies	(5)	21	-	-	16
Depreciation of fixed assets	10,421	1,471	174	-	12,066
Acquisitions of fixed assets	23,053	3,444	555	-	27,052
Assets	143,559	77,289	22,039	(1,673)	241,214

For the six month period ended June 30, 2014
Revenues from sales	3,750	61,857	387	-	65,994
Revenues from intersegment sales	27,854	793	2,236	(30,883)	-

Revenues	31,604	62,650	2,623	(30,883)	65,994

Operating income (loss)	6,318	5,374	(719)	(639)	10,334
Gains (loss) on investments in companies	(4)	27	-	-	23
Depreciation of fixed assets	7,046	1,136	135	-	8,317
Acquisitions of fixed assets(2)	17,275	2,832	481	-	20,588

For the year ended December 31, 2014
Assets	126,228	68,509	16,356	(2,539)	208,554

(1)	Correspond to the elimination of income between segments of the group.
(2)

Investments in fixed assets net of increases corresponding to Apache Group in Argentina at acquisition date (see Note 13 of the Annual Consolidated Financial Statements), Puesto Hernández and Las Lajas joint operations contracts at acquisition date of the additional interest (see Note 5 of the Annual Consolidated Financial Statements).

6. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.a) Intangible assets:

Changes in Group’s intangible assets for the six-month period ended June 30, 2015 and comparative information are as follows:

	2015
	Cost
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period
Service concessions	5,707	282	366	(36)	6,319
Exploration rights	1,975	23	116	-	2,114
Other intangibles	2,607	13	168	(2)	2,786

Total 2015	10,289	318	650	(38)	11,219

Total 2014	6,597	3,265(1)	1,631	(1,565)(1)	9,928

	2015						2014
	Amortization
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period	Net book value 06-30	Net book value 06-30	Net book value 12-31
Service concessions	3,475	86	222	(6)	3,777	2,542	1,854	2,232
Exploration rights	150	10	2	-	162	1,952	2,469	1,825
Other intangibles	2,271	64	150	-	2,485	301	287	336

Total 2015	5,896	160	374	(6)	6,424	4,795

Total 2014	4,151	173	1,028	(34)	5,318		4,610	4,393

(1) Includes 2,784 of acquisitions corresponding to YSUR Group in Argentina at the time of the takeover and 1,538 of disposal of assets for the transfer of areas to Pluspetrol S.A. See Note 13 to the Annual Consolidated Financial Statements.

6.b) Fixed assets:

	June 30, 2015	December 31, 2014
Net book value of fixed assets	180,473	157,243
Provision for obsolescence of materials and equipment	(335)	(313)

	180,138	156,930

Changes in Group’s fixed assets for the six-month period ended June 30, 2015 and comparative information are as follows:

	2015
	Cost
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period
Land and buildings	9,084	17	543	68	9,712
Mineral property, wells and related equipment	265,376	90	16,880	10,866	293,212
Refinery equipment and petrochemical plants	42,081	7	2,689	1,200	45,977
Transportation equipment	2,160	2	126	82	2,370
Materials and equipment in warehouse	8,241	4,176	504	(3,078)	9,843
Drilling and work in progress	45,051	21,385	2,808	(11,559)	57,685
Exploratory drilling in progress(2)	1,781	1,150	121	(487)	2,565
Furniture, fixtures and installations	3,314	10	211	102	3,637
Selling equipment	5,520	-	380	1,191	7,091
Infrastructure for natural gas distribution	2,722	117	-	(1)	2,838
Electric power generation facilities	1,567	1	-	(19)	1,549
Other property	5,502	97	298	183	6,080

Total 2015	392,399	27,052	24,560	(1,452)	442,559

Total 2014	258,603	27,125(3)(5)	61,551	(1,912)(4)	345,367

	2015						2014
	Depreciation
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period	Net book value 06-30	Net book value 06-30	Net book value 12-31
Land and buildings	3,779	98	225	-	4,102	5,610	5,101	5,305
Mineral property, wells and related equipment	192,170	10,347	12,299	-	214,816	78,396(1)	59,152(1)	73,206(1)
Refinery equipment and petrochemical plants	24,842	1,052	1,595	(9)	27,480	18,497	15,322	17,239
Transportation equipment	1,455	101	88	(35)	1,609	761	567	705
Materials and equipment in warehouse	-	1	-	-	1	9,842	6,973	8,241
Drilling and work in progress	-	-	-	-	-	57,685	38,330	45,051
Exploratory drilling in progress(2)	-	-	-	-	-	2,565	1,431	1,781
Furniture, fixtures and installations	2,817	126	174	-	3,117	520	454	497
Selling equipment	4,215	159	270	-	4,644	2,447	1,340	1,305
Infrastructure for natural gas distribution	1,116	35	-	-	1,151	1,687	1,650	1,702
Electric power generation facilities	1,171	55	1	-	1,227	322	426	396
Other property	3,591	92	257	(1)	3,939	2,141	1,776	1,815

Total 2015	235,156	12,066	14,909	(45)	262,086	180,473

Total 2014	164,941	8,317	39,664	(77)(4)	212,845		132,522	157,243

(1)	Includes 6,274, 4,989 and 6,343 of mineral property as of June 30, 2015 and June 30, and December 31, 2014, respectively.
(2)

As of June 30, 2015, there are 60 exploratory wells in progress. During the six month periods then ended., 21 wells have been started, 11 wells have been charged to exploration expenses and 5 wells have been transferred to properties with proven reserves in the Mineral property, wells and related equipment account.

(3)	Includes 858 and 210 of acquisitions corresponding to the UTEs (joint operations) Puesto Hernández and Las Lajas, respectively, on the date of acquisition of the additional equity interest.
(4)	Includes a residual value of 32 charged against provisions for fixed assets for the six-month period ended June 30, 2014.
(5)	Includes 5,469 of acquisitions corresponding to YSUR Group in Argentina at the acquisition date. See Note 13 to the Annual Consolidated Financial Statements.

As described in Note 1.b.6 to the Annual Consolidated Financial Statements, the Group capitalizes the financial cost as a part of the cost of the assets. For the six month periods ended on June 30, 2015 and 2014 the rate of capitalization were 12.15% and 11.96%, respectively, and the capitalized amount were 453 and 269, respectively, for the periods above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the six month periods ended on June 30, 2015 and 2014:

	For the six month period ended June 30,
	2015	2014
Amount at beginning of year	313	166
Increase charged to expenses	2	1
Decreases charged to income	-	(4)
Amounts incurred	-	(32)
Translation differences	20	39

Amount at end of period	335	170

6.c) Investments in companies:
	June 30, 2015	December 31, 2014
Investments in companies (Notes 7 and 15)	3,312	3,189
Provision for reduction in value of holdings in companies	(12)	(12)

	3,300	3,177

6.d) Inventories:
	June 30, 2015	December 31, 2014
Refined products	7,778	7,720
Crude oil and natural gas	3,986	4,187
Products in process	77	99
Construction works in progress for third parties	102	271
Raw materials and packaging materials	1,029	724

	12,972(1)	13,001(1)

(1)	As of June 30, 2015 and December 31, 2014, the fair value of the inventories does not differ, significantly, from their cost.

6.e) Other receivables:

	June 30, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Trade	-	279	-	664
Tax credit and export rebates	139	2,353	130	1,066
Trust contributions - Obra Sur	38	19	56	22
Loans to clients and balances with related parties(1)	300	1,076	231	53
Collateral deposits	218	930	528	435
Prepaid expenses	43	799	39	451
Advances and loans to employees	7	281	7	299
Advances to suppliers and custom agents(2)	-	1,923	-	2,224
Receivables with partners in Joint Operations	797	1,579	612	764
Insurance receivables (Note 11.b)	-	-	-	1,068
Miscellaneous	317	263	95	227

	1,859	9,502	1,698	7,273
Provision for other doubtful accounts	(12)	(104)	(7)	(103)

	1,847	9,398	1,691	7,170

(1)	See Note 12 for additional information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

6.f) Trade receivables:

	June 30, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	4	15,375	26	13,037
Provision for doubtful trade receivables	-	(1,091)	(7)	(866)

	4	14,284	19	12,171

(1)	See Note 12 for additional information about related parties.

Changes in the provision for doubtful trade receivables

	For the six month period ended June 30,
	2015		2014
	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	7	866	6	652
Increases charged to expenses	-	264	-	41
Decreases charged to income	-	(30)	-	(14)
Amounts incurred	(7)	(16)	-	-
Translation differences	-	7	2	47

Amount at the end of period	-	1,091	8	726

6.g) Cash and cash equivalents:

	June 30, 2015	December 31, 2014
Cash	9,382	6,731
Short-term investments	1,382	1,492
Financial assets at fair value through profit or loss	3,474	1,535

	14,238	9,758

6.h) Provisions:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2014	7,014	851	1,269	1,145	18,087	376	194	27
Increases charged to expenses	542	76	157	-	767	-	8	-
Decreases charged to income	(172)	(47)	-	-	(7)	(1)	-	-
Amounts incurred due to payments/utilization	-	(324)	-	(422)	-	(119)	-	(35)
Translation differences	306	33	55	23	1,163	23	12	3
Reclassifications and other	(346)	346	(280)	280	(171)	114	(35)	35

Amount as of June 30, 2015	7,344	935	1,201	1,026	19,839	393	179	30

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2013	5,020	159	764	926	13,220	289	168	22
Increases charged to expenses	573	8	373	-	689	2	5	-
Decreases charged to income	(104)	(21)	(5)	-	(1)	-	-	-
Increase from subsidiaries acquisition	20	-	21	2	724	14	-	-
Increase from joint operation interest acquisition	-	-	-	-	364	101	-	-
Amounts incurred due to payments/utilization	-	(798)	-	(260)	-	(76)	-	(20)
Translation differences	739	16	134	64	1,725	59	57	9
Reclassifications and other	(794)	794	(247)	247	(8)	8	(16)	16

Amount as of June 30, 2014	5,454	158	1,040	979	16,713	397	214	27

6.i) Income tax:

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the year-end. Amounts calculated for income tax expense for the six-month period ended June 30, 2015 may have to be adjusted in subsequent periods if, based on new judgement elements, the estimate of the effective expected income tax rate changes.

The reconciliation of pre-tax income included in the condensed interim consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the condensed interim consolidated statements of comprehensive income for the six month periods ended June 30, 2015 and 2014, respectively, is as follows:

	For the six month period ended June 30,
	2015	2014
Net income before income tax	8,755	13,858
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(3,064)	(4,850)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(2,750)	(7,936)
Exchange differences	2,014	4,400
Effect of the valuation of inventories measured in functional currency	(303)	(915)
Loss from investments in companies	6	8
Miscellaneous	(251)	(235)

Income tax expense	(4,348)	(9,528)

The Group did not recognize deferred income tax assets amounting to 3,753 and 3,511 as of June 30, 2015 and December 31, 2014, respectively, from which 1,953 and 1,953 corresponds to taxable temporary differences not recoverable and 1,800 and 1,558 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of June 30, 2015, 1,774 will be due as from 2032 and 26 have an indefinite due date.

The composition of the Group’s deferred income tax assets and liabilities as of June 30, 2015 and December 31, 2014, is as follows:

	June 30, 2015	December 31, 2014
Deferred tax assets
Nondeductible provisions and other liabilities	1,965	2,479
Tax loss carryforward and other tax credits	219	222
Miscellaneous	18	17

Total deferred tax assets	2,202	2,718

Deferred tax liabilities
Fixed assets	(21,142)	(19,250)
Miscellaneous	(2,474)	(2,172)

Total deferred tax liabilities	(23,616)	(21,422)

Net deferred tax liability	(21,414)	(18,704)

As of June 30, 2015 and December 31, 2014, 238 and 244, respectively, have been classified as deferred income tax assets and 21,652 and 18,948, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that take part in these Condensed Interim Consolidated Financial Statements.

As of June 30, 2015 and December 31, 2014, the causes that generated charges in “Other comprehensive income” did not generate temporary differences subject to income tax.

6.j) Loans:

			June 30, 2015		December 31, 2014
	Interest rate (1)	Maturity	Noncurrent	Current	Noncurrent	Current
Argentine Pesos:
Negotiable obligations	20.27-25.75%	2015-2024	12,839	1,716	10,858	2,329
Loans(3)	15.00-26.00%	2015-2018	927	1,220	847	637
Account overdraft	15.75%	2015	-	876	-	2,398

			13,766	3,812	11,705	5,364

Currencies other than the Argentine peso:
Negotiable obligations (2)(4)	1.29-10.00%	2015-2028	39,164	3,784	22,472	1,257
Exports pre-financing	4.00-7.25%	2015-2016	-	1,948	-	2,428
Imports financing	4.00-7.05%	2015-2016	-	3,016	-	2,848
Loans	2.00-6.65%	2015-2020	1,867	1,584	1,853	1,378

			41,031	10,332	24,325	7,911

			54,797	14,144	36,030	13,275

(1)	Annual interest rate as of June 30, 2015.
(2)	Disclosed net of 257 and 252, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of June 30, 2015 and December 31, 2014, respectively.
(3)

Includes 1,013 corresponding to loans granted by Banco Nación Argentina, of which 263 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of 4 percentage points and 750 accrue variable interest of BADLAR plus a spread of 4 percentage points with a maximum lending interest rate of the overall portfolio of Banco Nación. See additionally Note 12.

(4)

Includes 7,046 and 7,129 as of June 30, 2015 and December 31, 2014, respectively, of face value negotiable obligations, to be cancelled in argentine pesos at the prevailing exchange rate according to terms of issued series.

The breakdown of the Group’s borrowings for the six month period ended June 30, 2015 and 2014 is as follows:

	For the six month periods ended June 30,
	2015	2014
Amount at beginning of year	49,305	31,890
Proceeds from loans	28,227	15,201
Payments of loans	(11,972)	(5,982)
Payments of interest	(3,145)	(2,246)
Accrued interest	3,533	2,978
Exchange differences and translation, net	2,993	4,350

Amount at the end of period	68,941	46,191

On February 5, 2015 the General Shareholder’s Meeting of YPF approved an increase of the amount of the Global Medium - Term Notes (“M.T.N.”) Program of the Company for US$ 3,000 million, for a total maximum nominal outstanding amount at any time of the Program of US$ 8,000 million or its equivalent in other currencies.

Details regarding the Negotiable Obligations of the Group are as follows:

									June 30, 2015		December 31, 2014
Month	Year	Face value		Ref.	Class	Interest rate(3)		Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	-	Fixed	10.00%	2028	60	2	62	2
September	2012		$1,200	(2) (4) (6)	Class VIII	BADLAR plus 4.00%	24.67%	2015	-	405	-	809
October and December	2012	US$	552	(2) (4) (5) (6)	Class X	Fixed	6.25%	2016	2,493	2,556	4,690	59
November and December	2012		$2,110	(2) (4) (6)	Class XI	BADLAR plus 4.25%	25.05%	2017	2,110	71	2,110	70
December and March	2012/3		$2,828	(2) (4) (6)	Class XIII	BADLAR plus 4.75%	25.41%	2018	2,828	22	2,828	23
April	2013		$2,250	(2) (4) (6)	Class XVII	BADLAR plus 2.25%	23.00%	2020	2,250	88	2,250	89
April	2013	US$	59	(2) (5) (6)	Class XVIII	Fixed	0.10%	2015	-	-	-	502
April	2013	US$	89	(2) (5) (6)	Class XIX	Fixed	1.29%	2017	804	2	757	2
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	22.90%	2020	1,265	10	1,265	11
July	2013	US$	73	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	548	114	515	107
October	2013	US$	150	(2)	Class XXIV	LIBOR plus 7.50%	7.76%	2018	718	329	825	311
October	2013		$300	(2) (6)	Class XXV	BADLAR plus 3.24%	23.21%	2015	-	-	-	314
December and February	2013/5	US$	751	(2)	Class XXVI	Fixed	8.88%	2018	6,790	20	4,899	16
April and February	2014/5	US$	1,325	(2)	Class XXVIII	Fixed	8.75%	2024	11,975	253	8,501	180
March	2014		$500	(2) (6)	Class XXIX	BADLAR	20.68%	2020	500	7	500	7
March	2014		$379	(2) (6)	Class XXX	BADLAR plus 3.50%	24.17%	2015	-	384	-	384
June	2014		$201	(2) (6) (7)	Class XXXI	Variable	26.00%	2015	-	-	-	205
June	2014		$465	(2) (6)	Class XXXII	BADLAR plus 3.20%	23.87%	2016	-	471	155	316
June	2014	US$	66	(2) (5) (6)	Class XXXIII	Fixed	2.00%	2017	399	200	563	1
September	2014		$1,000	(2) (6)	Class XXXIV	BADLAR plus 0.10%	20.27%	2024	1,000	55	1,000	54
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.50%	23.67%	2019	750	48	750	47
February	2015		$950	(2)	Class XXXVI	BADLAR plus 4.74%	25.49%	2020	950	94	-	-
February	2015		$250	(8) (2)	Class XXXVII	BADLAR plus 3.49%	25.75%	2017	250	9	-	-
April	2015		$935	(2) (4)	Class XXXVIII	BADLAR plus 4.75%	25.31%	2020	936	52	-	-
April	2015	US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	13,557	202	-	-
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.875%	2018	1,294	1	1,186	1
January	2013	US$	18		Series A-U	Fixed	8.875%	2018	128	-	120	-
Gas Argentino
March	2013	US$	57	(9)	Series A-L	Fixed	8.875%	2016	390	105	347	76
March	2013	US$	1	(9)	Series A-U	Fixed	8.875%	2016	8	-	7	-

									52,003	5,500	33,330	3,586

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program expanded on February 2015 up to US$ 8,000 million.
(3)	Interest rate as of June 30, 2015.
(4)

The ANSES and/or the Argentine Hydrocarbons Fund have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)

Accrue an annual variable interest rate equivalent to the sum of a floor interest rate of 20% plus a spread related to YPF’s total hydrocarbons production (natural gas, oil-condensate and gasoline), according to the information of the National Secretariat of Energy with a maximum interest rate of 26%.

(8)

Until the course of twelve months since the date of issuance and liquidation to a fixed nominal annual rate of 25.75%; and from the course of twelve months since the date of issuance and liquidation and until the date of maturity of the negotiable obligations to a variable nominal annual rate of BADLAR plus 3.49%.

(9)

The expiration date of the original capital is December 2015, with the possibility of being extended to December 2016, if certain conditions are fulfilled (see Note 2.i to the Annual Consolidated Financial Statements).

6.k) Accounts payable:

	June 30, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	55	28,553	66	28,522
Investments in companies with negative shareholders’ equity	-	6	-	2
Extension of Concessions	351	281	332	884
Guarantee deposits	-	439	-	418
Miscellaneous	51	745	168	580

	457	30,024	566	30,406

(1)	For more information about related parties, see additionally Note 12.

6.l) Revenues:

	For the six month periods ended June 30,
	2015	2014
Sales(1)	76,274	68,452
Production incentive program (Note 11.c)	612	-
Revenues from construction contracts	182	69
Turnover tax	(2,809)	(2,527)

	74,259	65,994

(1)

Includes 5,641 and 3,575 for the six month period ended on June 30, 2015 and 2014, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment.

6.m) Cost of sales

	For the six month periods ended June 30,
	2015	2014
Inventories at beginning of year	13,001	9,881
Purchases for the period	15,283	16,443
Production costs	40,038	31,843
Translation effect	736	2,253
Inventories at end of period	(12,972)	(11,977)

Cost of sales	56,086	48,443

6.n) Expenses

	For the six months periods ended June 30,
	2015					2014
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	3,606	988	561	97	5,252	4,058
Fees and compensation for services	364	607(2)	125	13	1,109	972
Other personnel expenses	1,098	136	54	20	1,308	924
Taxes, charges and contributions	753	129	1,509	-	2,391(1)	2,669(1)
Royalties and easements	5,712	-	8	15	5,735	4,335
Insurance	445	18	29	-	492	321
Rental of real estate and equipment	1,563	17	192	1	1,773	1,475
Survey expenses	-	-	-	75	75	149
Depreciation of fixed assets	11,649	139	276	2	12,066	8,317
Amortization of intangible assets	88	53	9	10	160	173
Industrial inputs, consumable materials and supplies	1,728	9	42	1	1,780	1,598
Operation services and other service contracts	3,746	118	260	-	4,124	3,529
Preservation, repair and maintenance	5,960	115	87	10	6,172	5,145
Unproductive exploratory drillings	-	-	-	331	331	548
Transportation, products and charges	2,161	5	1,726	-	3,892	3,248
Provision for doubtful trade receivables	-	-	240	-	240	27
Publicity and advertising expenses	-	128	57	-	185	212
Contractual commitments	34	-	-	-	34	38
Fuel, gas, energy and miscellaneous	1,131	94	303	3	1,531	1,547

Total 2015	40,038	2,556	5,478	578	48,650

Total 2014	31,843	1,997	4,521	924		39,285

(1)	Includes approximately 656 and 944 corresponding to hydrocarbon export withholdings for the six month periods ended June 30, 2015 and 2014, respectively.
(2)

Includes 74 of YPF’s Directors and Statutory Auditor’s fees and remunerations for all concepts. On April 30, 2015, the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to ratify fees for the year 2014 for 123 and decided to approve as fees and remunerations for all concepts in advance for the year 2015 the sum of approximately 146.

The expense recognized in the statement of comprehensive income related to research and development activities during the six month periods ended June 30, 2015 and 2014 amounted to 116 and 88, respectively.

6.o) Other operating results, net

	For the six month periods ended June 30,
	2015	2014
Lawsuits	(162)	(190)
Temporary economic assistance(1)	356	-
Miscellaneous	292	415

	486	225

(1)	Corresponds to the temporary economic assistance received by Metrogas S.A. ordered by the Argentine Energy Secretariat in Resolution No. 263/2015 for the six-month period ended June 30, 2015 (see Note 11.c).

7. INVESTMENTS IN COMPANIES AND JOINT OPERATIONS AND OTHER AGREEMENTS

The Group does not participate in subsidiaries with significant non-controlling interest. Furthermore, no investments in companies or joint operations are deemed individually material.

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in companies and joint ventures as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Amount of investments in affiliated companies	960	757
Amount of investments in joint ventures	2,352	2,432
Provision for reduction in value of holdings in companies	(12)	(12)

	3,300	3,177

Investments in companies with negative shareholders’ equity are disclosed in “Accounts payable”.

The main changes that affected the amount of the investments previously mentioned, during the six-month periods ended on June 30, 2015 and 2014, are the following:

	For the six-month periods ended on June 30,
	2015	2014
Amount at the beginning of year	3,177	2,124
Acquisitions and contributions	163	85
Loss from investments in companies and joint ventures	16	23
Translation difference	123	371
Reclassification of investments in companies with negative shareholders’ equity	4	122
Distributed dividends	(183)	(215)

Amount at the end of period	3,300	2,510

Note 15 provides information of investments in companies.

The following table shows the main magnitudes of net income (loss) from the Group’s investments in companies, calculated according to the equity method, for the six-month periods ended on June 30, 2015 and 2014. YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by the Group:

	Affiliated companies		Joint ventures
	2015	2014	2015	2014
Net income (loss)	70	(158)	(54)	181
Other comprehensive income	6	14	117	357

Comprehensive income for the period	76	(144)	63	538

Additionally, the Group participates in Joint Operations which give to the Group a percentage contractually established over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract.

The assets and liabilities as of June 30, 2015 and December 31, 2014, and main magnitude of results for the six-month periods ended on June 30, 2015 and 2014 of the Joint Operations and other agreements are detailed below:

	June 30, 2015	December 31, 2014
Noncurrent assets	28,577	22,439
Current assets	1,392	1,295

Total assets	29,969	23,734

Noncurrent liabilities	3,424	3,129
Current liabilities	4,954	4,609

Total liabilities	8,378	7,738

	For the six-month periods ended June 30,
	2015	2014
Production cost	6,068	3,618
Exploration expenses	111	304

8. SHAREHOLDERS’ EQUITY

On April 30, 2015, the General Ordinary and Extraordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2014 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2014: (i) to appropriate the amount of 120 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the Annual Consolidated Financial Statements as of December 31, 2014, giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (ii) to appropriate the amount of 8,410 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iii) the appropriation to a reserve for future dividends in an amount of 503, empowering the Board of Directors to determine the opportunity of payment which should not exceed the end of the present fiscal year. On June 8, 2015, the Board of Directors of the Company resolved to pay a dividend of 1.28 per share, for an amount of 503, which was available to shareholders on July 28, 2015.

9. EARNINGS PER SHARE

As of the date of issuance of these condensed interim consolidated financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares (considering the Company’s intention of setting the share based benefit plans through treasury shares purchase), as a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	For the six-month periods ended on June 30,
	2015	2014
Net income	4,424	4,407
Average number of shares outstanding	392,326,489	392,364,997
Basic and diluted earnings per share	11.28	11.23

Basic and diluted earnings per share are calculated as shown in Note 1.b.14 to the annual consolidated financial statements as of December 31, 2014.

10. PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITES

Provisions for pending lawsuits, claims and environmental liabilities are described in Note 3 to the annual consolidated financial statements for the year ended December 31, 2014. As of June 30, 2015, the Group has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 8,279.

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 20,232, as of June 30, 2015, the Group has accrued 2,227 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Group’s existing remediation program.

Developments during the six-month period ended June 30, 2015, concerning more significant pending lawsuits and contingencies are described below.

-

With respect to arbritation with AES Uruguaiana Emprendimientos S.A. (“AESU”), on April 24, 2015, the Arbitration Tribunal resolved to resume the arbitration process and invited the parties to discuss the continuation of arbitration and to file with the Arbitration Tribunal a joint or separate proposal on steps to be followed. Such decision was notified by YPF to the Federal Court of Appeals hearing Administrative Litigation matters on April 27, 2015, since the precautionary measure suspending the arbitration process ordered by the latter is still in force. On June 22, 2015 the Arbitration Tribunal proposed to conduct the evidentiary hearings concerning damages stage on November 16 and 17, 2015.

-

With regard to the Removal Action for the Mile 10.9 of the Passaic River, the Focused Feasibility Study (“FFS”) published on April 11, 2014 provided that Phase II of the removal action shall be implemented in a consistent manner with such FFS. On September 18, 2014, EPA requested that Tierra Solutions, Inc. (“TS”) submit a work plan to conduct additional sampling of the Phase II area. Such sampling was completed in the first quarter of 2015, and it is anticipated that TS will submit the validated results to the US Environmental Protection Agency (“EPA”) during the third quarter of 2015.

-

In relation to the Passaic River litigation initiated by New Jersey Department of Environmental Protection (“DEP”) against YPF, YPF Holding Inc. and other subsidiaries on alleged contamination caused by dioxin and other hazardous substances from Newark plant and alleged contamination of lower Passaic River, on April 15, 2015, Occidental Chemical Corporation (“OCC”) served Maxus with an indemnity demand letter asserting that Maxus is obligated to indemnify OCC under the 1986 SPA with respect to the counter-claims asserted by Repsol against OCC. Maxus replied to OCC on April 28, 2015 reserving all arguments and defenses regarding the 1986 SPA’s indemnification provisions.

Furthermore, scheduled dates were changed by “Case Management Order XXVI” dated March 9, 2015 and the Case Management Order XXVII dated July 1, 2015 under which the new Judge extended the deadline to complete all presentations until January 29, 2016, established a briefing schedule pursuant to which summary judgment will not be decide until late April or early May 2016, at the earliest, and included a provision that trial shall be scheduled in June 2016. Depositions of witnesses residing in the US and abroad began in December 2014 in accordance with the Case Management Order XXV. Since that time thirty five witnesses have been deposed, including the corporate representatives of Maxus and TS who were deposed during the Second Quarter 2015. The issues being explored include Track IV (the alter-ego and fraudulent transfers of assets) and Track III (indemnity claims filed by OCC against Maxus). Depositions of witnesses continued until July 15, 2015; thereafter, the depositions of corporate representatives of OCC, Repsol and YPF will be scheduled. Pursuant to the Case Management Order XXVII all depositions must be completed by September 15, 2015.

Moreover, on March 26, 2015, a new presiding judge was appointed for the case.

-

Regarding the lower 17 miles of the Passaic River, they are the subject of a Remedial Investigation / Feasibility Study (“RI/FS”) that is anticipated to be completed in 2016 or later, following which EPA will select a remediation alternative and notice it for public comment.

The CPG (“Cooperation Group Parties”) submitted a draft project of RI/FS during the first semester of 2015. Separate sections were submitted over a four month period from February to July 2015. The CGP documents offers potential alternatives to the EPA FFS. The EPA may or may not consider this report, as they continue to address comments to the FFS.

-

With regard to the complaint brought by Ruby Mhire and others against Maxus Energy Corporation (“Maxus”) and other third parties, in June 2015, Maxus made one last installment payment in the amount of US$ 1 million, with which it has no further payment obligations.

11. CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

Contingent liabilities, contingent assets, contractual commitments, main regulations and others are described in Note 11 to the annual consolidated financial statements for the year ended December 31, 2014. Developments during the six-month period ended June 30, 2015 concerning the above are detailed below.

a)	Contingent Liabilities

-

Concerning court claims brought by the Asociación de Superficiarios de la Patagonia (“ASSUPA”) against concessionaires of the areas of the Northwest Basin, currently all terms to file answers have been stayed by reason of a request from the Company. In addition, Pan American Energy filed a motion to disqualify the judge hearing the case and therefore, court proceedings were referred to Federal Court No. 2 sitting in Salta for a decision thereon to be rendered.

-

On April 8, 2015 Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (jointly, “Petersen”), a former shareholder of YPF, filed a complaint against the Argentine Republic and YPF with the U.S. District Court for the Southern District of New York. The litigation is being conducted by the bankruptcy trustee of the aforesaid companies by reason of a liquidation process pending in a Commercial Court in Spain. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, asserting that the obligation by the Argentine Republic to make a purchase offer to the remaining shareholders would have been triggered. Claims seem to be mainly grounded on allegations that the expropriation breached contract obligations contained in the initial public offering and bylaws of YPF and seeks unspecified compensation. The deadline to answer the complaint expires on August 17, 2015. Based on the available information related to the complaint, YPF believes that the claim against the Company lacks of legal merit and will strongly defend its interests. Finally, as of the date of these condensed interim consolidated financial statements, there exists no element in possession of the Company that may permit YPF quantify the possible impact of this claim over the Company.

b)	Contingent Assets

-	La Plata Refinery:

Regarding Coke A and Topping C units at YPF’s facilities in La Plata refinery, YPF has concluded the procedure to recover the damages regarding its loss against the insurance company.

The period under which compensation for the loss of profits was calculated, was extended until January 16, 2015 and the entire compensation for loss of profits was finally paid in June 2015 upon a final payment of US$ 185 million.

The total amount received for this loss amounted to US$ 615 million, of which US$ 227 million were related to property damage and US$ 388 million to loss of profits.

During the six-month period ended on June 30, 2015, a gain of 523, was recorded in the statement of Comprehensive income, under the captions Revenues and Cost of sales, depending on the nature of the claimed concept.

-	Cerro Divisadero:

Concerning the fire that affected the facilities of the Oil Treatment plant of Cerro Divisadero in Mendoza, the Company has selected a reconstruction project after analyzing several technological options and, as of the date of these condensed interim consolidated financial statements, an advance of US$ 60 million has been requested.

c)	Contractual commitments, main regulations and others

Agreements of project investments:

•

With respect to the Investment Agreement executed by and between the Company and subsidiaries of Chevron Corporation for joint exploitation of unconventional hydrocarbons in the province of Neuquén, in Loma Campana area, during the six-month period ended June 30, 2015, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have conducted operations, among which purchases of gas and crude oil by YPF for 1,640 can be mentioned. These operations are formalized based on general and regulatory market conditions. The net balance payable to CHNC as of June 30, 2015 amounts to 308.

•

As of June 30, 2015, the Company has received within the operation with Dow Europe Holding B.V. and PBB Polisur S.A. by reason of the joint exploitation of the first tranche of unconventional gas pilot project in the province of Neuquén for an amount of US$ 120 million, which was recorded under “Loans” in the condensed interim consolidated statement of financial position. Dow has 90 days from June 30, 2015 to decide whether or not to exercise the conversion option, whereby it would be assigned 50% of the equity interest in the area.

•

Regarding the investment agreement between the Company and Petrolera Pampa SA (“Petrolera Pampa”) for the development of hydrocarbons of the Rincón del Mangrullo area (the “Area”) in the province of Neuquén, on May 26, 2015 a supplementary agreement (the “Amendment”) to the investment agreement dated November 6, 2013 was signed.

The Amendment establishes an equity interest of 50% of each of the parties in the entire production, costs and investments for the development of the Area with retroactive effect from January 1, 2015, excluding from the agreement only the formations of Vaca Muerta and Quintuco. Such investments include surface facilities in the area of US$ 150 million, which include the first expansion stage of the treatment facilities, bringing the current capacity of 2 to 4 million cubic meters per day to allow the conditioning and evacuation of future production from the block.

The Amendment also includes the expansion of the investment commitment of Petrolera Pampa in a third investment phase of US$ 22.5 million, for the drilling of additional wells targeting the Mulichinco Formation.

In addition, the Amendment includes an exploratory program for the Lajas Formation, under which Petrolera Pampa is committed to an investment of up to US$ 34 million and YPF up to US$ 6 million for the period 2015-2016. Subject to the results obtained in this period, Petrolera Pampa may choose to continue with a second investment phase in 2017 also for the Lajas Formation, with an additional investment commitment of US$ 34 million.

It should be noted that on July 14, 2015, the conditions required for that Amendment to entry in force were complied with.

•

Concerning the Investment Project Agreement (the “Agreement”) entered into on December 10, 2014, by and between the Company and Petronas E&P Argentina S.A., an affiliate of Petronas, for the joint development of a Shale oil pilot project in “La Amarga Chica” area in the province of Neuquen, the agreement provides for an exclusivity period to negotiate and execute a series of final contracts, which will become effective once a series of conditions are complied with. It should be noted that on May 10, 2015, the conditions required for the entry into force of that Pilot Plan in 2015 were complied with.

As of June 30, 2015, the first well of the Pilot Plan is being drilled.

–	Liquid hydrocarbons regulatory requirements:

Dated February 3, 2015, the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program under which beneficiary companies are awarded an economic compensation, payable in pesos, for an amount equivalent to up to three U.S. dollars per barrel for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country and direct part of their production to the foreign market may receive an additional economic compensation of two or three U.S. dollars for each barrel of exported crude oil, depending on the level of exported volume achieved.

–	Programs Encouraging Surplus Injection of Natural Gas:

Resolution No. 123/2015 was published in the Official Gazette on July 15, 2015 which approved the Regulations governing procurement, sales and transfers of areas, assignments of rights and equity interests under the approved programs.

–	Main rules applicable to the activities of Metrogas:

Resolution SE No. 263/2015 was published in the Official Gazette on June 8, 2015 whereby the Energy Secretariat approved an expenditure as temporary economic assistance payable in ten consecutive installments to Metrogas and the rest of the natural gas distributors effective from March 2015, in order to cover the costs and investments associated with the normal operation of the provision of the public service of natural gas distribution networks and on account of the Comprehensive Tariff Review to be carried out in due course.

This Resolution provides that beneficiaries must allocate part of the funds received from each of the monthly installments to cancel overdue debts as of December 31, 2014 to natural gas companies and also that, distributors may not accumulate more debts for natural gas purchases as from the entry into force of such Resolution.

In the case of Metrogas, ENARGAS established an exceptional need for funds to be disbursed by 2015 according to a monthly schedule from March to December. Moreover, it established that Metrogas must allocate part of the temporary economic assistance to the payment of debts to producers due as of December 31, 2014 in 36 monthly equal and consecutive installments, plus interest, from the month of January 2015, calculated by using the current “Average Lending Rate published by Banco Nación for Commercial Discount Transactions” (2.05% per month), the first installment to be paid as from March 2015.

Additionally, ENARGAS considered that distributors will pay all gas purchase invoices falling due in 2015, providing for the cancellation thereof within 30, 60 and 90 days consistent with the collection of invoice payments from their customers.

As of the date of the issuance of this interim condensed consolidated financial statements, formal talks have begun with producers and/or other injection creditors for the purpose of subscribing payment agreements under the terms set forth in Resolution No. 263/2015, subject to the availability of the committed amounts.

–	Regulatory framework for the electricity industry in the Argentine Republic:

Resolution SE No. 482/2015: this resolution defines certain adjustments to the remuneration scheme contemplated in Resolution SE No. 529/2014, increasing the tariff schedule of the five remunerative items established therein. It also incorporates a new specific contribution scheme called “Investment Resources of FONINVEMEM 2015-2018” to be allocated to those participants generating investment projects already approved or to be approved by the Energy Secretariat and establishes a new system of incentives to Energy Production and Operational Efficiency for the involved power generation agents. The provisions set forth in this resolution are to be retroactively applied as from the financial transactions corresponding to the month of February 2015 for those power generation agents that have adhered to Resolution No. 95/2013.

12. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of June 30, 2015 and December 31, 2014 and transactions with the mentioned parties for the six-month period ended June 30, 2015 and 2014.

	June 30, 2015			December 31, 2014
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil S.A.	5	134	26	3	56	16
Compañía Mega S.A. (“Mega”)	24	265	32	7	528	40
Refinería del Norte S.A. (“Refinor”)	-	183	14	-	145	11
Bizoy S.A.	3	-	-	-	4	-

	32	582	72	10	733	67

Affiliated companies:
Central Dock Sud S.A.	-	153	-	-	89	-
YPF Gas S.A.(1)	30	85	36	-	-	-
Oleoductos del Valle S.A.	-	-	40	-	-	33
Terminales Marítimas Patagónicas S.A.	2	-	27	-	-	28
Oleoducto Trasandino (Argentina) S.A.	-	-	2	-	-	2
Gasoducto del Pacífico (Argentina) S.A.	4	-	19	6	-	7
Oiltanking Ebytem S.A.	6	-	27	-	-	25

	42	238	151	6	89	95

	74	820	223	16	822	162

	For the six-month period ended on June 30,
	2015			2014
	Revenues	Purchases and services	Interest gain (loss), net	Revenues	Purchases and services	Interest gain (loss), net
Joint ventures:
Profertil S.A.	471	105	-	130	120	-
Compañía Mega S.A. (“Mega”)	714	97	-	1,246	95	-
Refinería del Norte S.A. (“Refinor”)	395	75	-	395	48	-
Bizoy S.A.	-	-	-	5	-	-

	1,580	277	-	1,776	263	-

Affiliated companies:
Central Dock Sud S.A.	207	-	-	157	-	6
Oleoductos del Valle S.A.	-	99	-	-	78	-
YPF Gas S.A.(1)	59	5	-	-	-	-
Terminales Marítimas Patagónicas S.A.	-	94	-	-	91	-
Oleoducto Trasandino (Argentina) S.A.	-	10	-	-	7	-
Gasoducto del Pacífico (Argentina) S.A.	-	50	-	-	40	-
Oiltanking Ebytem S.A.	-	88	-	-	67	-

	266	346	-	157	283	6

	1,846	623	-	1,933	546	6

(1)	Disclosed balances and transactions since the date of the acquisition of associates.

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

•

CAMMESA: the provision of fuel oil, which is destined to thermal power plants, and the purchases of energy (the operations of sale and purchase for the six month period ended on June 30, 2015 amounted to 5,952 and 643, respectively, and on June 30, 2014 amounted to 3,358 and 483, respectively, while the net balance as of June 30, 2015 and December 31, 2014 was a trade receivable of 624 and 1,010, respectively);

•

ENARSA: rendering of regasification service in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas to ENARSA, imported by the mentioned company from Bolivia and crude oil (the operations for the six month period ended on June 30, 2015, amounted to 807 and 364, respectively, and on June 30, 2014 amounted to 725 and 302, respectively, while the net balance as of June 30, 2015 and December 31, 2014 was a trade receivable of 58 and 192, respectively);

•

Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.: the provision of jet fuel (the operations for the six month periods ended on June 30, 2015 and 2014, amounted to 1,055 and 1,182, respectively, while the net balance as of June 30, 2015 and December 31, 2014 was a trade receivable of 196 and 183, respectively),

•

Department of Federal Planning Investment and Services: the benefits of the incentive scheme for the Additional Injection of natural gas, among others, (the operations for the six month periods ended on June 30, 2015 and 2014, amounted to 5,641 and 3,575, respectively, while the net balance as of June 30, 2015 and December 31, 2014 was a trade receivable of 5,394 and 3,390, respectively) and for the crude oil production incentive program (the operations for the six month periods ended on June 30, 2015 amounted to 612, all of them outstanding as of the closing date of this period);

•

Argentine Secretariat of Domestic Commerce: the compensation for providing gas oil to public transport of passengers at a differential price (the operations for the six month periods ended on June 30, 2015 and 2014, amounted to 1,691 and 1,600, respectively, while the net balance as of June 30, 2015 and December 31, 2014 was a trade receivable of 257 and 244, respectively).

•

Energy Secretariat: temporary economic assistance to Metrogas (the operations for the six month period ended on June 30, 2015 amounted to 356, all of them outstanding as of the closing date of this period).

Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 6.j) of these condensed interim financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 11.b.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement (for further detail see Note 11.c to the Annual Consolidated Financial Statements).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the six-month periods ended June 30, 2015 and 2014:

	2015(1)	2014(1)
Short-term employee benefits	89	65
Share-based benefits	26	21
Post-retirement benefits	2	2

	117	88

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.

13. BENEFIT PLANS AND OTHER OBLIGATIONS

Note 1.b.10 to the Annual Consolidated Financial Statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group. The charges recognized during the six-month period ended on June 30, 2015 and 2014 are as follows:

i.         Retirement plan:

The total charges recognized under the Retirement Plan amounted to approximately 35 and 27 for the six month periods ended on June 30, 2015 and 2014, respectively.

ii.        Performance Bonus Programs:

The amount charged to expense related to the Performance Bonus Programs was 463 and 434 for the six month periods ended on June 30, 2015 and 2014, respectively.

iii.       Share-based benefit plan:

The amounts recognized in net income in relation with the Share-based Plans, which are disclosed according to their nature, amounted to 53 and 28 for the six month periods ended on June 30, 2015 and 2014, respectively.

The Board of Directors, at the meeting held on June 8, 2015 resolved to approve the creation of a new long-term compensation program based on the granting of shares that will be valid for three years from July 1, 2015 (granting date), with similar characteristics to the one implemented in 2014.

During the six-month periods ended June 30, 2015 and 2014, the Company has repurchased 154,514 and 183,814 treasury shares for an amount of 45 and 53, respectively, in order to comply with the share-based plans described in Note 1.b.10.iii) to the Annual Consolidated Financial Statements. The cost of such repurchases is reflected in the shareholders’ equity under the name of “Treasury shares acquisition cost”, while the face value and the adjustment resulting from the monetary restatement carried out in accordance with the Previous Accounting Principles have been reclassified from the accounts “Subscribed Capital” and “Capital Adjustment” to the accounts “Treasury shares” and “Treasury shares comprehensive adjustment” respectively.

14. INFORMATION REQUIRED BY REGULATORY AUTHORITIES

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such resolution, there follows a detail of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits.

Exhibit A – Fixed Assets	Note 6.b) Fixed Assets
Exhibit B – Intangible assets	Note 6.a) Intangible assets
Exhibit C – Investments in companies	Note 15 Investments in companies
Exhibit D – Other investments	N/A
Exhibit E– Provisions	Note 6.f) Trade receivables Note 6.e) Other receivables Note 6.c) Investments in companies Note 6.b) Fixed Assets Note 6.h) Provisions
Exhibit F – Cost of goods sold and services rendered	Note 6.m) Cost of sales
Exhibit G – Assets and liabilities in foreign currency	Note 16 Assets and liabilities in currencies other than the Argentine peso

ii. In compliance with the CNV General Resolution No. 622, the Minimum Shareholders’ equity required to act as Settlement and Clearing Agent is 3.5, and the minimum liquid counterparty required is 1.75. The previously mentioned amount is covered as of June 30, 2015 by the accounting balance of 105 recorded in the general ledger account identified in YPF records with number 5731204362 (denominated “BANCO DE GALICIA, EXTRACTO C/C – ARP”). As of June 30, 2015, Shareholders’ equity exceeds the minimum required by the controlling agency.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

–	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

–	File S.R.L., located in Panamericana and R.S. Peña – Blanco Escalada – Luján de Cuyo –Province of Mendoza.

15. INVESTMENTS IN COMPANIES

					Information of the issuer

	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock
Controlled companies: (9)

YPF International S.A.(7)	Common	Bs.	100	2,535,114	Investment	La Plata 19 Street, Santa Cruz de la Sierra, República de Bolivia	06-30-2015	329	1	14	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	06-30-2015	7,325	(197)	(2,390)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	06-30-2015	164	158	356	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-2015	307	44	570	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-2012	- (8)	(7)	32	100.00%
YPF Inversora Energética S.A.	Common		$1	67,608,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	06-30-2015	76	(133)	(828)	100.00%
YPF Energía Eléctrica	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	06-30-2015	30	177	770	100.00%
YPF Chile S.A.(10)	Common	-	-	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	06-30-2015	413	(9)	691	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services.	Macacha Güemes 515, Buenos Aires, Argentina	06-30-2015	459	39	578	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	06-30-2015	1,415	43	1,550	100.00%
YSUR Argentina Investment S.à.r.l.(7)	Common	US$	1	20,001	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburg	06-30-2015	- (8)	- (8)	3,090	100.00%
YSUR Argentina Corporation(7)	Common	US$	1	10,000,001	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	06-30-2015	90	- (8)	268	100.00%
YSUR Petrolera Argentina S.A.(7)	Common		$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto.	Tucumán 1, P. 12, Buenos Aires, Argentina	06-30-2015	634	13	378	100.00%

	06-30-2015															12-31-2014
								Information of the issuer

	Description of the Securities									Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Book Value (3)		Cost (2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6) (7)	Common		$1	244,246,140	843		-	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P, 10º, Buenos Aires, Argentina	03-31-2015	643	184	1,244	38.00%		778
Profertil S.A.(7)	Common		$1	391,291,320	1,130		-	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P, 3, Buenos Aires, Argentina	03-31-2015	783	(29)	1,120	50.00%		1,231
Refinería del Norte S.A.	Common		$1	45,803,655	379		-	Refining	Maipú 1, P, 2º, Buenos Aires, Argentina	03-31-2015	92	(78)	790	50.00%		423

					2,352		-									2,432

Affiliated Companies:
Oleoductos del Valle S.A.	Common		$10	4,072,749	115	(1)	-	Oil transportation by pipeline	Florida 1, P, 10º, Buenos Aires, Argentina	06-30-2015	110	24	320	37.00%		99	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	74		-	Oil storage and shipment	Av, Leandro N, Alem 1180, P, 11º, Buenos Aires, Argentina	03-31-2015	14	11	224	33.15%		71
Oiltanking Ebytem S.A.	Common		$10	351,167	89		-	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina,	06-30-2015	12	54	89	30.00%		88
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	20		-	Gas transportation by pipeline	San Martín 323, P,13°, Buenos Aires, Argentina	12-31-2014	156	60	232	10.00%		14
Central Dock Sud S.A.	Common		$0.01	11,869,095,145	111		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P,16°, Buenos Aires, Argentina	12-31-2014	1,231	50	1,146	10.25%	(5)	110
Inversora Dock Sud S.A.	Common		$1	355,270,303	339		439	Investment and finance	Pasaje Ingeniero Butty 220, P,16°, Buenos Aires, Argentina	12-31-2014	829	103	837	42.86%		336
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	12,135,167	23		-	Oil transportation by pipeline	Macacha Güemes 515, P,3º, Buenos Aires, Argentina	03-31-2015	34	2	64	36.00%		22
Other companies:
Other (4)	-	-	-	-	189		138	-	-	-	-	-	-	-		17

					960		713									757

					3,312		713									3,189

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock reduction.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A. and YPF Gas S.A.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)

Additionally consolidated Compañía Minera de Argentina S.A, YPF Services USA Corp., Compañía de Inversiones Mineras S.A., YPF Perú SAC., YPF Brasil Comercio Derivado de Petróleo Ltd., Wokler Investment S.A., YPF Colombia S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Miwen S.A., YSUR Argentina Holdings S.à.r.l. and Energía Andina S.A.

(10)	The Chilean peso has been defined as the functional currency of this Company.

16. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	June 30, 2015			December 31, 2014
	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total
Noncurrent Assets
Other receivables
US Dollar	35	8.99	315	73	8.45	617
Real	10	2.89	29	6	3.20	19
Trade receivables
Real	-	2.89	-	5	3.20	16

Total noncurrent assets			344			652

Current Assets
Trade receivables
US Dollar	385	8.99	3,461	341	8.45	2,881
Chilean peso	7,496	0.01	75	11,043	0.01	110
Real	26	2.89	75	24	3.20	77
Other receivables
US Dollar	325	8.99	2,922	473	8.45	3,997
Euro	8	10.01	80	3	10.26	31
Real	6	2.89	17	3	3.20	10
Chilean peso	3,994	0.01	40	4,344	0.01	43
Yuans	104	0.07	7	-	-	-
Cash and equivalents
US Dollar	968	8.99	8,702	647	8.45	5,467
Chilean peso	1,956	0.01	20	-	-	-

Total current assets			15,399			12,616

Total assets			15,743			13,268

Noncurrent Liabilities
Provisions
US Dollar	2,851	9.09	25,916	2,785	8.55	23,812
Loans
US Dollar	4,514	9.09	41,031	2,845	8.55	24,325
Accounts payable
US Dollar	40	9.09	364	55	8.55	470

Total noncurrent liabilities			67,311			48,607

Current Liabilities
Provisions
US Dollar	180	9.09	1,636	177	8.55	1,513
Loans
US Dollar	1,129	9.09	10,267	919	8.55	7,860
Real	22	2.93	65	16	3.20	51
Salaries and social security
US Dollar	1	9.09	9	3	8.55	26
Real	2	2.93	6	2	3.20	6
Chilean peso	334	0.01	3	-	-	-
Accounts payable
US Dollar	1,717	9.09	15,608	2,015	8.55	17,228
Euro	21	10.14	213	24	10.41	248
Chilean peso	11,559	0.01	116	6,387	0.01	64
Real	14	2.93	41	11	3.20	35

Total current liabilities			27,964			27,031

Total liabilities			95,275			75,638

(1)	Exchange rate in pesos as of June 30, 2015 and December 31, 2014 according to Banco Nación Argentina.

17. SUBSEQUENT EVENTS

On July 2015, the Company issued Class XL Negotiables Obligations for amount of 500, which shall bear interest at a variable rate (Badlar plus 3.49%) and maturing in 2017.

On July 16, 2015, the Province of Neuquén, by decrees 1536/15 and 1541/15 approved the subdivision of the Bandurria block (465.5 km2) granting 100% of the area called “Bandurria Norte” (107 km2) to Wintershall Energía S.A., 100% of the area called “Bandurria Centro” (130 km2) to Pan American Energy LLC (Sucursal Argentina) and 100% of the area called “Bandurria Sur” (228.5 km2) to YPF, granting YPF an Unconventional Hydrocarbon Exploitation Concession on the Bandurria Sur area for a period of 35 years, having undertaken to submit a pilot program to be conducted within three years with an associated investment of US$ 360 million.

On July 10, 2015, the Province of Neuquén agreed to grant to both partners Pan American Energy LLC (Sucursal Argentina) and YPF as per their equity interests (62.5% and 37.5%, respectively) in the UTE “Lindero Atravesado”, an Unconventional Hydrocarbon Exploitation Concession for a period of 35 years pursuant to the provisions of sections 27bis, 35(b) and the related provisions of Law No. 17,319, as amended by Law No. 27,007. As a condition for the granting of the concession, the concessionaires undertake to carry out an Unconventional tight gas development pilot program within a maximum term of 4 years starting January 1, 2015, with an investment of US$ 590 million. On July 16, 2015, this agreement was approved under Decree 1540/15 enacted by the Province of Neuquén.

On August 1, 2015 the new Argentine Civil and Commercial Code became in full force and effect. This new code, while unifying the Civil Code with the Commercial Code, introduces many new features and modifications to the rules governing issues like Capacity, Obligations, Contracts, and Pre-contractual and Contractual Civil Liability, Ownership, Co-ownership, Commercial Companies and Statute of Limitations, among others.

As of the date of the issuance of these condensed interim consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the condensed interim consolidated financial statements of the Group as of June 30, 2015, which were not already considered in such consolidated financial statements according to IFRS.

MIGUEL MATÍAS GALUCCIO

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 13, 2015	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer